Exhibit No. 23

CONSENT OF INDEPENEDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

MAF Bancorp, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-83534) on Form S-8 of MAF Bancorp, Inc. of our report dated June 23, 2004, relating to the statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, and the related schedules as of and for the year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Mid America Bank, fsb Employees Profit Sharing Plan.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2004